DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279

[DTE ENERGY LOGO]

May 29, 2013

VIA ELECTRONIC TRANSMISSION (EDGAR)

Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	DTE Energy Company
DTE Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 20, 2013 and February 21, 2013
File Nos. 1-11607 and 1-02198

Dear Mr. Mew:

Set forth below are the responses of DTE Energy Company and DTE Electric Company to the comments of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter to the Company dated May 15, 2013 (the “Comment Letter”). References in this letter to “DTE” mean DTE Energy Company and its consolidated subsidiaries, references to “DTE Electric” mean DTE Electric Company and its consolidated subsidiaries, and references to “we,” “us,” “our,” or the “Company” mean DTE and/or DTE Electric, as appropriate in the context in which such terms are used. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Forms 10-K for the year ended December 31, 2012.
For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response. Where we have provided sample disclosure language for future filings, the text is marked to show changes from the language in our 2012 Form 10-K, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.
Our review encompassed the parent company, and its wholly-owned subsidiary DTE Electric Company. In the interests of reducing the number of comments, we have not addressed DTE Electric Company with a separate comment. To the extent a comment is applicable to DTE Electric Company please address the issue separately for this registrant. Page numbers below refer to DTE Energy, Inc.

May 29, 2013

Response:

The Company notes this request and has responded to the Form 10-K comments accordingly.

Note 2. Significant Accounting Policies, page 59

Intangible Assets, page 61

2.
Please summarize for us your accounting basis for the classification of renewable energy credits as intangible assets. As part of your response, please tell us whether the renewable energy credits are held for use or held for sale.

Response:

At December 31, 2012, DTE and DTE Electric had recorded $44 million of renewable energy credits (“RECs”) as Intangible Assets (DTE Form 10-K, Note 2, page 61 and DTE Electric Form 10-K, Note 2, page 27).

In 2008, a renewable portfolio standard was established under Michigan law for Michigan electric providers, including DTE Electric, targeting 10% of electricity sold to retail customers sourced from renewable energy by 2015. DTE Electric purchases RECs for its own use (i.e. held for use) as part of its compliance with the renewable portfolio standard.

U.S. GAAP does not provide specific guidance regarding the accounting for RECs. We understand that there is diversity in practice in the classification of RECs as inventory or intangible assets. DTE Electric's RECs are classified as intangible assets as they meet the definition of an intangible asset under ASC 350-10-20. RECs evidence the generation of energy from a qualifying resource and lack physical substance. RECs are not financial assets because cash is not delivered pursuant to the terms of the REC itself. Instead, the REC is delivered for compliance with the related renewable program. Therefore, the definition of an intangible asset is met.

Absent specific authoritative guidance, we believe our classification of RECs as intangible assets is reasonable based on the intended use of the RECs and our accounting policy is properly disclosed.

Note 3. Fair Value, page 63

3.
Refer to your disclosure on page 66 where you state, “The inputs listed above would have a direct impact on the fair values of the above security types if they were adjusted. A significant increase (decrease) in the forward market or basis price would result in a higher (lower) fair value for long positions, with offsetting impacts to short positions.” Please tell us, along with your consideration for disclosing, whether there are

May 29, 2013

interrelationships between the inputs used in fair valuing the level 3 assets and liabilities which could affect the fair value measurements. Refer to ASC 820-10-55-106.

Response:

ASC 820-10-55-106 requires disclosure of a description of any interrelationships between unobservable inputs. We understand this disclosure to be applicable when an interrelationship exists between multiple unobservable inputs in a specific fair value measurement. In the table on page 66 we have noted one unobservable input per fair value measurement for our commodity contracts. Accordingly, disclosure of any interrelationships is not applicable due to the lack of multiple unobservable inputs.

In reviewing the paragraphs under the table on page 66, we noted the disclosure included carryover language discussing multiple inputs (i.e., forward market and/or basis prices) that does not reflect the current state. In future filings, assuming a single unobservable input, we will clarify the disclosure as follows.

“The unobservable inputs used in the fair value measurement of the electricity and natural gas commodity types consist of inputs that are less observable due in part to lack of available broker quotes, supported by little, if any, market activity at the measurement date or are based on internally developed models. Certain ~~forward market and/or~~ basis prices (i.e., the difference in pricing between two locations) ~~that were~~ included in the valuation of natural gas and electricity were deemed unobservable.

The inputs listed above would have a direct impact on the fair value of the above security types if they were adjusted. A significant increase (decrease) in the ~~forward market or~~ basis price would result in a higher (lower) fair value for long positions, with offsetting impacts to short positions.”

If multiple unobservable inputs exist for a fair value measurement, we will disclose the interrelationships between the inputs as required by ASC 810-10-55-106.

Note 6. Acquisition, page 71

4.
We note you deemed two of the acquired project companies as variable interest entities and you concluded you were not the primary beneficiary of these entities. Please summarize for us the factors you considered which led to your conclusion that you were not the primary beneficiary of these two project companies. Refer to the guidance in ASC 810-10-25-38A through G.

Response:

As part of the acquisition of a portfolio of fourteen on-site energy projects, DTE acquired interests in two entities (the “Project Companies”) which provide utility services under long-term utility services agreements (“USAs”) to an industrial customer (“Customer”). The USAs contain a termination provision that allows the Customer to terminate the USA at its convenience at any time during the USAs' terms, upon providing 30 days written notice. The termination provisions are considered variable interests in their respective Project Companies. The termination

May 29, 2013

provisions provide the Customer with the ability to take over the Project Companies' utility assets and thus allow the Customer to absorb the positive variability in the assets.

When an entity is determined to be a variable interest entity (“VIE”), ASC 810 requires an assessment to determine which variable interest holder is the primary beneficiary of the VIE. In order to determine which variable interest holder is the primary beneficiary of each of the Project Companies, we performed an analysis of the conditions indicating a controlling financial interest in the Project Companies in accordance with the guidance found in ASC 810-10-25-38A through G.

ASC 810-10-25-38A states, in part:
“A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE's economic performance

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.”

Pursuant to the guidance of ASC 810-10-25-38B, we assessed the “power to direct” criterion of paragraph 38A on a qualitative basis to determine the variable interest holder who has the power to direct the most significant activities. We identified the Project Companies' significant activities, of which operations and maintenance (“O&M”) was deemed to be the most significant activity. Under the terms of the agreement, DTE directs the O&M activities. However, we considered the Customer's termination for convenience provisions and its ability to take over ownership of the utility assets to determine the extent, if any, this clause has on the power to direct the significant activities of the Project Companies.

ASC 810-10-25-38C states, in part:
“A reporting entity's determination of whether it has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance shall not be affected by the existence of kick-out rights or participating rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights or participating rights. A single reporting entity (including its related parties and de facto agents) that has the unilateral ability to exercise kick-out rights or participating rights may be the party with the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance.”

Accordingly, kick-out rights need to be considered in the primary beneficiary analysis when these rights are considered substantive, i.e., if there are no significant barriers to the Customer's ability to exercise its termination rights. We considered various financial and operational factors related to the Project Companies and did not identify any significant barriers to the Customer's ability to exercise the termination for convenience provisions. Therefore, we concluded that the Customer's kick-out rights are substantive and thus, the Customer has the unilateral ability to exercise its kick-out rights. Accordingly, the Customer's kick-out rights provide more power to

May 29, 2013

direct the Project Companies' significant activities than the powers held by DTE. Therefore, we concluded that the Customer, not DTE, has the power to direct the Project Companies' most significant activities.

We separately assessed the losses/benefits criterion of paragraph 38A and determined that both DTE, as an equity owner, and the Customer have the obligation to absorb potentially significant losses and the right to receive significant benefits of the Project Companies through their variable interests in the Project Companies.

We considered the guidance provided in ASC 810-10-25-38D through G and determined that these provisions were not applicable to the primary beneficiary analysis of the Project Companies.

Based upon this analysis, we concluded that DTE is not the primary beneficiary of the Project Companies. Although it has the obligation to absorb potentially significant losses and the right to receive potentially significant benefits of the VIEs, it does not have the power to direct the entities' most significant activities due to the Customer's substantive kick-out rights.

Note 12. Income Taxes, page 82

Uncertain Tax Positions, page 83

5.
We read your disclosure, “In 2012, the Company settled a federal tax audit for the 2009 and 2010 tax years, which resulted in the recognition of $30 million of unrecognized tax benefits.” Please advise how the settlement was reflected in the tax provision and how the settlement impacted your effective income tax rate for 2012.

Response:

DTE Energy Company
The Company settled the federal tax audit of the 2009 and 2010 tax years in 2012. The settlement resulted in a decrease of $30 million in uncertain tax positions, which is shown in the settlements line of the uncertain tax positions tabular reconciliation table on page 83 of Form 10-K. Of the $30 million decrease in uncertain tax positions, approximately $29 million relates to temporary differences not impacting the effective tax rate with the remainder of approximately $1 million favorably impacting the effective tax rate.

The settlement was recorded through a reduction (debit) to the ASC 740 uncertain tax positions liability with an offset (credit) of $29 million to deferred tax liability. The remainder of approximately $1 million was recorded as a credit to federal tax expense.

DTE Electric Company
As a subsidiary of DTE , DTE Electric is included in the consolidated federal income tax return of DTE and was part of the federal income tax audit for the 2009 and 2010 tax years.

May 29, 2013

The federal income tax provision of DTE Electric is determined on an individual company basis with no allocation of tax benefits or expenses from other affiliates of DTE in accordance with the separate return principles of ASC 740-10-30-27.

The settlement resulted in a decrease of $52 million in DTE Electric's uncertain tax positions, which is shown in the settlements line of the uncertain tax positions tabular reconciliation table on page 39 of DTE Electric's 2012 Form 10-K. Of the $52 million decrease in uncertain tax positions, approximately $51 million relates to temporary differences not impacting the effective tax rate with the remainder of approximately $1 million favorably impacting the effective tax rate.

The settlement was recorded through a reduction (debit) to the ASC 740 uncertain tax positions liability with an offset (credit) of $51 million to deferred tax liability. The remainder of approximately $1 million was recorded as a credit to federal tax expense.

The difference of $22 million between DTE's $30 million decrease in uncertain tax positions and DTE Electric's $52 million decrease in uncertain tax positions results from DTE as a consolidated group taxpayer being subject to the alternative minimum cash tax rate while DTE Electric on an individual company basis is subject to the regular cash tax rate.

Note 19. Commitments and Contingencies, page 90

Contaminated and Other Sites, page 91

6.
We note that any significant change in the assumptions used in determining the $9 million accrual for the remediation of the MGP sites could impact the estimate of those remedial action costs. Please tell us whether in management's judgment there is a reasonable possibility that there could be a significant change in those assumptions, and if so, whether there is a reasonable possibility that a loss in excess of the current $9 million accrual may have been incurred. Please refer to ASC 450-20-50.

Response:

At December 31, 2012, DTE and DTE Electric had a $9 million accrual for the remediation of various contaminated sites, including three former MGP sites and areas surrounding an ash landfill, electrical distribution substations, electric generating power plants, and underground and aboveground storage tanks (DTE Form 10-K, Note 19, page 91 and DTE Electric Form 10-K, Note 14, page 43). Such accrual represents the Company's best estimate of liability based on current knowledge of the conditions at each site. The estimated cost of the remediation reflects various assumptions, such as remediation techniques, the nature and extent of contamination and various regulatory requirements. However, in management's judgment, it is remote that there could be a change in one or more of the assumptions used in estimating remediation costs which would result in a material incremental cost to remediate. Accordingly, the Company believes it

May 29, 2013

has provided appropriate disclosure in accordance with ASC 450-20-50. However, in future filings, the Company will modify its disclosure to positively assert that it is remote any incremental loss would be material, as follows:

“Prior to the construction of major interstate natural gas pipelines, gas for heating and other uses was manufactured locally from processes involving coal, coke or oil. The facilities, which produced gas, have been designated as manufactured gas plant (MGP) sites. DTE Electric conducted remedial investigations at contaminated sites, including three former MGP sites. The investigations have revealed contamination related to the by-products of gas manufacturing at each site. In addition to the MGP sites, the Company is also in the process of cleaning up other contaminated sites, including the area surrounding an ash landfill, electrical distribution substations, electric generating power plants, and underground and aboveground storage tank locations. The finding of these investigations indicated that the estimated cost to remediate these sites is expected to be incurred over the next several years. At December 31, 2012 and 2011, the Company had $9 million and $8 million, respectively, accrued for remediation. Any ~~significant~~ change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and affect the Company's financial position and cash flows. The Company believes the likelihood of a materially greater liability than the accrued amount is remote based on current knowledge of the conditions at each site.”

* * * * *

In connection with this letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but if you have any further questions or comments regarding this letter or our 2012 Forms 10-K, please contact me at (313) 235-3510 or at englandd@dteenergy.com.

Very truly yours,

/s/ DONNA M. ENGLAND

Donna M. England
Chief Accounting Office